UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Pear Therapeutics, Inc.

(Name of Issuer)

Class A Common stock, $0.0001 par value per share

(Title of Class of Securities)

704723105

(CUSIP Number)

Rebecca Lucia

5AM Venture Management, LLC

501 2nd Street, Suite 350

San Francisco, CA 94107

(415) 993-8565

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 704723105

1.	Names of Reporting Persons 5AM Ventures IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,648,641 shares of Class A Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,648,641 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,648,641 shares of Class A Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.6% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by 5AM Ventures IV, L.P. (“5AM IV”), 5AM Co-Investors IV, L.P. (“5AM Co-Investors IV”), 5AM Partners IV, LLC (“5AM Partners IV”), 5AM Opportunities I, L.P. (“5AM Opportunities”), 5AM Opportunities I (GP), LLC (“5AM Opportunities GP”), Dr. John D. Diekman (“Diekman”), Dr. Scott M. Rocklage (“Rocklage”) and Andrew J. Schwab (“Schwab” and, with 5AM IV, 5AM Co-Investors IV, 5AM Partners IV, 5AM Opportunities, 5AM Opportunities GP, Diekman and Rocklage, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	These shares are held by 5AM IV. Diekman, Rocklage and Schwab, as Managing Members of 5AM Partners IV, share voting and investment authority over the shares held by 5AM IV.
(3)	This calculation is based on 137,799,218 shares of Class A Common Stock outstanding as of December 3, 2021 as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2021.

CUSIP No. 704723105

1.	Names of Reporting Persons 5AM Co-Investors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 610,361 shares of Class A Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 610,361 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 610,361 shares of Class A Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	These shares are held by 5AM Co-Investors IV. Diekman, Rocklage and Schwab, as Managing Members of 5AM Partners IV, share voting and investment authority over the shares held by 5AM Co-Investors IV.
(3)	This calculation is based on 137,799,218 shares of Class A Common Stock outstanding as of December 3, 2021 as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2021.

CUSIP No. 704723105

1.	Names of Reporting Persons 5AM Partners IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,259,002 shares of Class A Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,259,002 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,259,002 shares of Class A Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.1% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 14,648,641 shares held by 5AM IV and (ii) 610,361 shares held by 5AM Co-Investors IV. Diekman, Rocklage and Schwab, as Managing Members of 5AM Partners IV, share voting and investment authority over the shares held by 5AM IV and 5AM Co-Investors IV.

(3)	This calculation is based on 137,799,218 shares of Class A Common Stock outstanding as of December 3, 2021 as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2021.

CUSIP No. 704723105

1.	Names of Reporting Persons 5AM Opportunities I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,372,769 shares of Class A Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,372,769 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,372,769 shares of Class A Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.4% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by 5AM Opportunities. Schwab, as a Managing Member of 5AM Opportunities GP, shares voting and investment authority over the shares held by 5AM Opportunities.

(3)	This calculation is based on 137,799,218 shares of Class A Common Stock outstanding as of December 3, 2021 as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2021.

CUSIP No. 704723105

1.	Names of Reporting Persons 5AM Opportunities I (GP), LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,372,769 shares of Class A Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,372,769 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,372,769 shares of Class A Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.4% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 3,372,769 shares held by 5AM Opportunities. Schwab, as a Managing Member of 5AM Opportunities GP, shares voting and investment authority over the shares held by 5AM Opportunities.

(3)	This calculation is based on 137,799,218 shares of Class A Common Stock outstanding as of December 3, 2021 as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2021.

CUSIP No. 704723105

1.	Names of Reporting Persons Dr. John D. Diekman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,259,002 shares of Class A Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,259,002 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,259,002 shares of Class A Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.1% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 14,648,641 shares held by 5AM IV and (ii) 610,361 shares held by 5AM Co-Investors IV. Diekman, Rocklage and Schwab, as Managing Members of 5AM Partners IV, share voting and investment authority over the shares held by 5AM IV and 5AM Co-Investors IV.
(3)	This calculation is based on 137,799,218 shares of Class A Common Stock outstanding as of December 3, 2021 as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2021.

CUSIP No. 704723105

1.	Names of Reporting Persons Dr. Scott M. Rocklage

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,259,002 shares of Class A Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,259,002 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,259,002 shares of Class A Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.1% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 14,648,641 shares held by 5AM IV and (ii) 610,361 shares held by 5AM Co-Investors IV. Diekman, Rocklage and Schwab, as Managing Members of 5AM Partners IV, share voting and investment authority over the shares held by 5AM IV and 5AM Co-Investors IV.
(3)	This calculation is based on 137,799,218 shares of Class A Common Stock outstanding as of December 3, 2021 as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2021.

CUSIP No. 704723 105

1.	Names of Reporting Persons Andrew J. Schwab

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,631,771 shares of Class A Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,631,771 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,631,771 shares of Class A Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.5% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 14,648,641 shares held by 5AM V; (ii) 610,361 shares held by 5AM Co-Investors IV; and (iii) 3,372,769 shares held by 5AM Opportunities. Diekman, Rocklage and Schwab, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V. Schwab, as a Managing Member of 5AM Opportunities GP, shares voting and investment authority over the shares held by 5AM Opportunities.
(3)	This calculation is based on 137,799,218 shares of Class A Common Stock outstanding as of December 3, 2021 as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2021.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, $0.0001 par value (“Class A Common Stock”) of Pear Therapeutics, Inc., a Delaware corporation. The address of the principal executive offices of Pear Therapeutics, Inc. is 200 State Street, 13th Floor, Boston, Massachusetts 02109. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)       This Schedule 13D is filed by 5AM Ventures IV, L.P. (“5AM IV”), 5AM Co-Investors IV, L.P. (“5AM Co-Investors IV”), 5AM Partners IV, LLC (“5AM Partners IV”), 5AM Opportunities I, L.P. (“5AM Opportunities”), 5AM Opportunities I (GP), LLC (“5AM Opportunities GP”), Dr. John D. Diekman (“Diekman”), Dr. Scott M. Rocklage (“Rocklage”) and Andrew J. Schwab (“Schwab” and, with 5AM Partners IV, 5AM IV, Co-Investors IV, 5AM Opportunities, 5AM Opportunities GP, Diekman and Rocklage, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)       The principal business and principal business office of the Reporting Persons is 501 2nd Street, Suite 350, San Francisco, CA 94107.

(c)       The principal business of the Reporting Persons is venture capital investments. Each of the individuals serves as a managing member of 5AM Partners IV, which is the general partner of 5AM IV and 5AM Co-Investors IV. Schwab serves as a managing member of 5AM Opportunities GP, which is the general partner of 5AM Opportunities.

(d)       During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Each of 5AM Partners IV, 5AM IV, 5AM Co-Investors IV, 5AM Opportunities and 5AM Opportunities GP are incorporated in the state of Delaware and each of the individuals is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Business Combination

Of the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons, an aggregate of 18,431,771 were acquired pursuant to the business combination agreement, dated June 21, 2021 (the “Business Combination Agreement”) by and among Thimble Point Acquisition Corp., a Delaware corporation (“THMA”), Oz Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of THMA (“Merger Sub”), and Pear Therapeutics, Inc., a Delaware corporation (“Old Pear”). Pursuant to the terms of the Business Combination Agreement, Merger Sub merged with and into Old Pear, with Old Pear surviving the merger as a wholly-owned subsidiary of THMA (the “Merger” or “Business Combination”). In connection with the consummation of the Merger on December 3, 2021 (the “Closing Date”), THMA changed its name to Pear Therapeutics (US), Inc. (“New Pear” or the “Issuer”).

As a result of the Merger and upon the Closing Date, among other things, each common share of Old Pear that was issued and outstanding immediately prior to the effective time of the Merger, after giving effect to the conversion of all preferred shares of Old Pear into common shares of Old Pear immediately prior to the effective time, was canceled and converted into the right to receive a number of shares of New Pear Class A Common Stock equal to an exchange ratio of approximately 1.47 multiplied by the number of common shares of Old Pear held by such holder immediately prior to the effective time.

In the Business Combination, 5AM IV received 14,648,641 shares of Class A Common Stock, 5AM Co-Investors IV received 610,361 shares of Class A Common Stock and 5AM Opportunities received 3,172,769 shares of Class A Common Stock. Also, pursuant to the terms of the Business Combination Agreement, former holders of Old Pear common shares and Old Pear preferred shares received the contingent right to receive up to an aggregate of 12,395,625 additional shares of Class A Common Stock (the “Earn-Out Shares”) upon the achievement of certain earn-out targets. 5AM IV, 5AM Co-Investors IV and 5AM Opportunities (collectively, the “5AM Funds”) have the contingent right to receive up to an aggregate of 2,014,767 Earn-out Shares.

PIPE Investment

On the Closing Date, concurrently with the closing of the Business Combination, certain investors (the “PIPE Investors”), including 5AM Opportunities, purchased from the Issuer an aggregate of 10,280,000 shares of Class A Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share, pursuant to separate subscription agreements entered into and effective as of June 21, 2021 (each a “Subscription Agreement”). 5AM Opportunities purchased 200,000 PIPE Shares for a purchase price of $2 million.

The funds used by the 5AM Funds to acquire the securities of Old Pear that were exchanged for shares of New Pear Class A Common Stock in the Business Combination and the PIPE Shares were obtained from capital contributions by their respective partners.

Item 4.	Purpose of Transaction

The 5AM Funds purchased the securities of Old Pear that were exchanged for shares of New Pear Class A Common Stock in the Business Combination, and the PIPE Shares, for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Class A Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Class A Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Class A Common Stock beneficially owned by them (or any shares of Class A Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Mr. Schwab, a managing member of 5AM Partners IV and 5AM Opportunities GP, serves on the Issuer’s Board of Directors. As a director of the Issuer, Mr. Schwab may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b). The following information with respect to the ownership of the Class A Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of December 13, 2021:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
5AM IV	14,648,641	0	14,648,641	0	14,648,641	14,648,641	10.6%
5AM Co-Investors IV	610,361	0	610,361	0	610,361	610,361	0.4%
5AM Partners IV (1)	0	0	15,259,002	0	15,259,002	15,259,002	11.1%
5AM Opportunities	3,372,769	0	3,372,769	0	3,372,769	3,372,769	2.4%
5AM Opportunities GP (2)	0	0	3,372,769	0	3,372,769	3,372,769	2.4%
Diekman (1)	0	0	15,259,002	0	15,259,002	15,259,002	11.1%
Rocklage (1)	0	0	15,259,002	0	15,259,002	15,259,002	11.1%
Schwab (1) (2)	0	0	18,631,771	0	18,631,771	18,631,771	13.5%

(1)	Includes (i) 14,648,641 shares held by 5AM IV and (ii) 610,361 shares held by 5AM Co-Investors IV. Diekman, Rocklage and Schwab, as Managing Members of 5AM Partners IV, share voting and investment authority over the shares held by 5AM IV and 5AM Co-Investors IV.
(2)	Includes 3,372,769 shares of Class A Common Stock held by 5AM Opportunities. Schwab, as a Managing Member of 5AM Opportunities GP, shares voting and investment authority over the shares held by 5AM Opportunities.
(3)	This calculation is based on 137,799,218 shares of Class A Common Stock outstanding as of December 3, 2021 as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2021.

(c)       Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Class A Common Stock during the last 60 days.

(d)       No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A Common Stock beneficially owned by any of the Reporting Persons.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

On the Closing Date, the Issuer, and certain stockholders of the Issuer (including certain former stockholders of Old Pear, including the 5AM Funds), entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the stockholders party thereto (i) agreed not to effect any sale or distribution of any of their equity securities of the Issuer for 180 days after the Closing Date, other than pursuant to certain exceptions described therein and (ii) were granted certain registration rights with respect to their Class A Common Stock, as described below.

Pursuant to the Registration Rights Agreement, the Issuer agreed to file a shelf registration statement registering the resale of shares of Class A Common Stock held by certain holders of Class A Common Stock, including the 5AM Funds, and certain other securityholders of the Issuer (such shares, the “Registrable Securities”) under the Registration Rights Agreement within 45 days of the closing of the Business Combination. Up to once in any six-month period, the stockholders party to the Registration Rights Agreement may request to sell all or any portion of their Registrable Securities in an underwritten offering so long as the total offering price is reasonably expected to exceed, in the aggregate, $15 million. The Registration Rights Agreement also provides the stockholders party thereto customary “piggyback” registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

PIPE Shares Subscription Agreements

Additionally, pursuant to the Subscription Agreements, the Issuer granted certain registration rights to the PIPE Investors with respect to the PIPE Shares. Pursuant to such registration rights, the Issuer has agreed to file a registration statement with the SEC to register the resale of the PIPE Shares within thirty calendar days after the Closing Date.

PIPE Lock-Up Agreements

On November 14, 2021, certain of the PIPE Investors, including 5AM Opportunities, entered into Lock-Up Agreements (each, a “PIPE Lock-Up Agreement”) with THMA, pursuant to which such PIPE Investors agreed that they will not sell or otherwise transfer their PIPE Shares until 180 days after the date of the issuance of the PIPE Shares, subject to customary exceptions.

The foregoing descriptions of the Registration Rights Agreement, the Subscription Agreements and the Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, the form of Subscription Agreement and the form of PIPE Lock-Up Agreement, each of which is filed as an exhibit hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.        Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 10-K (File No. 001-39969), filed on December 8, 2021).

C.        Form of Subscription Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 10-K (File No. 001-39969), filed on June 22, 2021).

D.        Form of PIPE Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 10-K (File No. 001-39969), filed on November 15, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2021

5AM Ventures IV, L.P.

By:	5AM Partners IV, LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Co-Investors IV, L.P.

By:	5AM Partners IV, LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Partners IV, LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I, L.P.

By:	5AM Opportunities I (GP), LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I (GP), LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

/s/ Dr. John D. Diekman
Dr. John D. Diekman

/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage

/s/ Andrew J. Schwab
Andrew J. Schwab

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Class A Common Stock of Pear Therapeutics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: December 13, 2021

5AM Ventures IV, L.P.

By:	5AM Partners IV, LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Co-Investors IV, L.P.

By:	5AM Partners IV, LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Partners IV, LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I, L.P.

By:	5AM Opportunities I (GP), LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I (GP), LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

/s/ Dr. John D. Diekman
Dr. John D. Diekman

/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage

/s/ Andrew J. Schwab
Andrew J. Schwab